                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              SPRINT CORPORATION
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   852061407
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

        DEUTSCHE TELEKOM AG, JOACHIM KROESKE, CHIEF FINANCIAL OFFICER,
                          FRIEDRICH-EBERT-ALLEE 140,
--------------------------------------------------------------------------------
                D-53113 BONN, GERMANY; PHONE (49-228) 181-8000
--------------------------------------------------------------------------------
    FRANCE TELECOM, HENRI CHAINTREUIL, VICE PRESIDENT, 6 PLACE D'ALLERAY,
                         75505 PARIS CEDEX 15, FRANCE
--------------------------------------------------------------------------------
                           PHONE (33-1) 44-44-19-94
--------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               JANUARY 31, 1996
--------------------------------------------------------------------------------
                     (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 27 pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 852061407                                       PAGE 2 OF 27 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Deutsche Telekom AG
        IRS Identification Number: N/A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                         [ ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Germany
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    63,525,674.96 shares of Class A Preference Stock
                          (equivalent in voting power to 61,596,583.44 shares
     OWNED BY             of Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    31,762,837.48 shares of Class A Preference Stock
    REPORTING             (equivalent in voting power to 30,798,291.72 shares
                          of Common Stock)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    63,525,674.96 shares of Class A Preference Stock
      (equivalent in voting power to 61,596,583.44 shares
      of Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        100% of Class A Preference Stock. If the Class A Preference Stock is converted to Common Stock, approximately 15% of the Common Stock.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.852061407                                       PAGE 3 OF 27 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        France Telecom
        IRS Identification Number: N/A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [ ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    63,525,674.96 shares of Class A Preference Stock
                          (equivalent in voting power to 61,596,583.44 shares
     OWNED BY             of Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    31,762,837.48 shares of Class A Preference Stock
    REPORTING             (equivalent in voting power to 30,798,291.72 shares
                          of Common Stock)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    63,525,674.96 shares of Class A Preference Stock
      (equivalent in voting power to 61,596,583.44 shares
      of Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        100% of Class A Preference Stock. If the Class A Preference Stock is converted to Common Stock, approximately 15% of the Common Stock.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

  The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer"), with its principal executive offices located at 2330 Shawnee Mission Parkway, Westwood, Kansas 66205. The Class A Stock (as defined in Item 6) acquired by the persons filing this joint statement is convertible into Common Stock in the manner described in Item 6.


ITEM 2.  IDENTITY AND BACKGROUND

  The persons listed in numbers 1 and 2 below are persons filing this joint statement. A copy of their written agreement relating to the filing of this joint statement is filed as Exhibit 1 hereto.

1. a. Deutsche Telekom AG ("DT"), an Aktiengesellschaft formed under the laws of Germany.

   b.  Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany.

   c. During the last five years, DT has not been convicted in any criminal proceeding.

   d. During the last five years, DT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


  Information regarding the directors and executive officers of DT is set forth on Schedule I attached hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule I, all of the directors and executive officers of DT are citizens of Germany. During the last five years, to the best knowledge of DT, no person named on Schedule I has been (a) convicted in a criminal proceding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding and as a result of such proceeding is or was subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2. a. France Telecom ("FT"), an exploitant public formed under the laws of France.

   b.  6 place d'Alleray, 75505 Paris Cedex 15, France.

   c. During the last five years, FT has not been convicted in any criminal proceeding.

   d. During the last five years, FT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


  Information regarding the directors and executive officers of FT is set forth on Schedule II attached hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule II, all of the directors and executive officers of FT are citizens of France. During the last five years, to the best knowledge of FT, no person named on Schedule II has been (a) convicted in a criminal proceding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding and as a result of such proceeding is or was subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  Each of FT and DT (and/or their respective designated subsidiaries) will require funds in an aggregate of up to $2.1 billion (depending on whether the Cellular Spin-Off is effected) to purchase shares of Class A Stock. In connection with the $3 billion in aggregate amount of Class A Preference Stock acquired on the Initial Issuance Date, FT and DT used cash on hand. With respect to further acquisitions of Class A Stock, if any, FT expects that such funds will be provided by cash on hand, borrowings or other sources, or a combination thereof, and DT expects that such funds will be provided by cash flow from current operations. The obligations of FT and DT under the Investment Agreement to acquire further shares of Class A Stock are not conditioned upon the ability of FT or DT to obtain financing therefor.

                              Page 4 of 27 Pages

ITEM 4.  PURPOSE OF THE ACQUISITION

  DT and FT have entered into the investment arrangement described in Item 6 with the Issuer in order to participate and invest in the markets in which the Issuer operates and as part of the related transactions described in Item 6.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

1.  Deutsche Telekom AG

  (a) DT is the beneficial owner of 63,525,674.96 shares of Class A Preference Stock, representing approximately 15% of the voting power of the outstanding Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding on the Form 10-K Annual Report filed by the Issuer with the SEC for the year ended December 31, 1994.

  (b) The shares of Class A Stock (including the Class A Preference Stock) are subject to the terms and conditions of the following agreements, documents and instruments, among others, all as more fully described in Item 6:

       i. the Investment Agreement, dated as of July 31, 1995, as amended, among the Issuer, FT and DT (the "Investment Agreement");

       ii. the Registration Rights Agreement, dated as of January 31, 1995, among the Issuer, FT and DT (the "Registration Rights Agreement");

       iii. the Standstill Agreement, dated as of July 31, 1995, among the Issuer, FT and DT (the "Standstill Agreement");

       iv. the Coordination Agreement, dated as of July 31, 1995, between FT and DT (the "Coordination Agreement");

       v. the Joint Venture Agreement, dated June 22, 1995, as amended (the "Joint Venture Agreement"), among the Issuer, Sprint Global Venture, Inc. ("Sprint Sub"), FT, DT and Atlas Telecommunications SA ("Atlas")

       vi. the Stockholders' Agreement, dated as of January 31, 1995, among the Issuer, FT and DT (the "Stockholders' Agreement");

       vii. the amendments to the Articles of Incorporation of the Issuer (the "Charter Amendments") approved and adopted at a special meeting of stockholders of the Issuer held on January 29, 1996, and filed by the Issuer with the Secretary of State of the State of Kansas on January 30, 1996; and

       viii. the amendments to the Bylaws of the Issuer (the "Bylaws Amendments") approved and adopted at a special meeting of stockholders of the Issuer held on January 29, 1996, and effective upon the Initial Issuance Date.

  (c) Except as described herein, there have been no transactions by DT in securities of the Issuer during the past sixty days.

  (d) No one other than DT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock (including the Class A Preference Stock) purchased by DT.

  (e)  Not applicable.

                              Page 5 of 27 Pages

2.  France Telecom

  (a) FT is the beneficial owner of 63,525,674.96 shares of Class A Preference Stock, representing approximately 15% of the voting power of the outstanding Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding on the Form 10-K Annual Report filed by the Issuer with the SEC for the year ended December 31, 1994.

  (b) The shares of Class A Stock (including the Class A Preference Stock) are subject to the terms and conditions of the following agreements, documents and instruments, among others, all as more fully described in Item 6:

       i. the Investment Agreement;

       ii.  the Registration Rights Agreement;

       iii.  the Standstill Agreement;

       iv.  the Coordination Agreement;

       v.  the Joint Venture Agreement;

       vi.  the Stockholders' Agreement;

       vii.  the Charter Amendments; and

       viii.  the Bylaws Amendments.

  (c) Except as described herein, there have been no transactions by FT in securities of the Issuer during the past sixty days.

  (d) No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock (including the Class A Preference Stock) purchased by FT.

  (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

PURCHASE OF CLASS A STOCK

  On January 31, 1996 (the "Initial Issuance Date"), at the first closing (the "First Closing") under the Investment Agreement (as defined in Item 5), each of FT and DT purchased 31,762,837.48 shares of Class A Preference Stock, par value $1.00 per share (the "Class A Preference Stock"), of the Issuer.

  The basic objective of the Investment Agreement is for FT and DT to purchase Class A Common Stock, par value $2.50 per share (the "Class A Common Stock" and, together with the Class A Preference Stock, the "Class A Stock"), of the Issuer representing in the aggregate approximately 20% of the voting power of the Issuer after such purchase. Under the circumstances and subject to the conditions described in more detail below, the shares of Class A Preference Stock purchased by FT and DT and/or certain of their designated subsidiaries (collectively, the "Class A Holders") are

                              Page 6 of 27 Pages
convertible into shares of Class A Common Stock, and the shares of Class A Preference Stock and the shares of Class A Common Stock are convertible into Common Stock. See, generally, the Investment Agreement attached hereto as
Exhibit 2 and incorporated herein by reference. The description of the Investment Agreement contained herein is qualified in its entirety by reference to such exhibit.

  Purchase of Class A Preference Stock at the First Closing. On January 31, 1996, in accordance with the terms of the Investment Agreement, which provides for a formula to determine the number, type and price of shares to be purchased, FT and DT purchased $3 billion in aggregate liquidation value (and a $47.225 per share liquidation value) of shares of Class A Preference Stock on the Initial Issuance Date because (i) the Issuer's proposed spinoff of its cellular operations to the holders of Common Stock (the "Cellular Spin-Off") was pending on such date and (ii) the average closing market price (the "First Closing Average Sprint Price") of a share of Common Stock for the 20 trading day period ended 15 trading days before the Initial Issuance Date was greater than $38.963. Pursuant to the terms of the Investment Agreement, the price (as adjusted from time to time, the "Conversion Price") at which a share of Class A Preference Stock acquired by FT and DT converts into a share of Class A Common Stock is, subject to adjustment as described below, $48.704.

  Purchase of Class A Common Stock at the Deferred Common Stock Closing. If (i) the Cellular Spin-Off has occurred or has been abandoned, (ii) the conditions to the establishment of the Conversion Date (as defined below in "Certain Terms Relating to the Class A Preference Stock -- Conversion into Class A Common Stock") have been satisfied, and (iii) the shares of Class A Preference Stock are to be converted on the Conversion Date, unless such Conversion Date has been deferred by FT and DT as described in the following paragraph, then FT and DT, subject to certain conditions, will purchase from the Issuer additional shares of Class A Common Stock equal to the excess of (i) 86,236,036 shares over (ii) the sum of (x) the number of shares of Class A Common Stock issued upon the conversion of the outstanding shares of Class A Preference Stock and (y) the number of shares of Class A Common Stock that would have been issued in respect of shares of Class A Preference Stock previously purchased but which have been transferred to persons other than the Class A Holders or which have been redeemed. The purchase price of each such additional share of Class A Common Stock will be the Conversion Price at which shares of Class A Preference Stock were converted into shares of Common Stock. Unless otherwise agreed by the parties, the closing (the "Deferred Common Stock Closing") of such purchase will occur on the later of (i) the Conversion Date and (ii) the date on which all of the conditions precedent to such closing have been satisfied or waived.

  Purchase of Class A Preference Stock at the Supplemental Preference Stock Closing. As described below in "Certain Terms Relating to the Class A Preference Stock -- Conversion into Class A Common Stock"), FT and DT may elect to defer conversion of the Class A Preference Stock in accordance with the Articles of Association of the Issuer (as amended by the Charter Amendments (as defined in Item 5) thereto filed in connection with the First Closing, the "Articles") if the Conversion Price is in excess of 135% of the average closing market price (the "Average Sprint Price") of a share of Common Stock for the 20 consecutive trading day period ended on the 10th business day prior to the Conversion Date. If FT and DT elect to defer such conversion, then, subject to certain conditions, FT and DT will purchase from the Issuer additional shares of Class A Preference Stock having an aggregate liquidation value equal to the excess of (i) the product of 86,236,036 and the per share Conversion Price of the outstanding Class A Preference Stock over (ii) the aggregate liquidation value of the shares of Class A Preference Stock previously purchased. The purchase price of each such share will be equal to its liquidation value.
Unless otherwise agreed by the parties, the closing (the "Supplemental Preference Stock Closing") of such purchase will occur ten business days after the later of (i) the date on which the election to defer conversion pursuant to the Articles is made and (ii) the date on which all of the conditions precedent to such closing have been satisfied or waived.

  Purchase of Optional Shares. Each of FT and DT will have the right, but not the obligation, to purchase from the Issuer additional shares (the "Optional Shares") of either (i) Class A Common Stock, if the Issuer has previously issued Class A Common Stock (the date on which such Class A Common Stock was first issued being referred to as the "Class A Common Issuance Date"), or (ii) Class A Preference Stock, if the Supplemental Preference Stock Closing has occurred.
The number of Optional Shares that each of FT and DT will be entitled to purchase at the closing for such shares (the "Optional Shares Closing") generally will be equal to one-half of the number of shares of Class A Common Stock equal to, or one-half of the number of additional shares of Class A Preference Stock convertible into a number of additional shares of Class A Common Stock equal to, 25% of the number of shares of Common Stock issued after June

                              Page 7 of 27 Pages

14, 1994 and on or prior to the date of the Supplemental Preference Stock Closing or the Class A Common Issuance Date, whichever first occurs (the "Investment Completion Date").

  Shares of Class A Preference Stock purchased at the Optional Shares Closing will have a per share liquidation value equal to their per share purchase price and, upon the issuance of such shares at the Optional Shares Closing, the Conversion Price will be adjusted as described below in "Certain Terms Relating to the Class A Preference Stock --Conversion Into Class A Common Stock."

  With respect to shares of Common Stock issued after June 14, 1994 and on or prior to the Investment Completion Date, other than (subject to certain exceptions) those shares of Common Stock issued in respect of stock options, warrants or other rights in existence on or before the Initial Issuance Date or upon the conversion of any securities outstanding on or before the Initial Issuance Date, the purchase price of the Optional Shares will be based on the weighted average per unit price paid for such Common Stock. With respect to shares of Common Stock issued after June 14, 1994 and on or prior to the Investment Completion Date in respect of stock options, warrants or other rights in existence on or before the Initial Issuance Date or upon the conversion of any securities outstanding on or before the Initial Issuance Date, the purchase price of the Optional Shares will be based on the higher of (i) the per share price at which Class A Common Stock was issued and sold to FT and DT at the Class A Common Issuance Date or at which Class A Preference Stock was issued at the Supplemental Preference Stock Closing and (ii) the weighted average price paid for such Common Stock.

  Adjustments. The number of shares of Class A Stock to be purchased by FT and DT and the purchase price for such shares will be adjusted to reflect any stock split, subdivision, stock dividend or other reclassification, consolidation or combination of the voting securities of the Issuer or similar action or transaction occurring between June 14, 1994 and the Investment Completion Date. No such adjustment will be made in respect of the Cellular Spin-Off. In addition, the number of shares of Class A Stock to be purchased by FT and DT will be reduced by the minimum number of shares, if any, necessary to ensure that after the Investment Completion Date FT and DT will own in the aggregate no more than 20% of the sum of (i) the outstanding voting power of the Issuer and
(ii) the voting power of the Issuer which FT and DT have committed to purchase.

  Effect of Conversion. If after the Initial Issuance Date the Fundamental Rights (as defined below in "--Conversion of Class A Common Stock; Termination of Fundamental Rights") shall have terminated as to all outstanding shares of Class A Preference Stock, or all outstanding shares of Class A Common Stock shall have converted into Common Stock, shares of Class A Stock to have been issued by the Issuer shall instead be issued as Common Stock.

TERMS OF CLASS A STOCK

In General

  The Charter Amendments establish the terms of the Class A Stock, including voting rights, and also supplement the terms of the Common Stock in order to set forth the rights of the holders of the Common Stock in relation to those of the holders of the Class A Stock. See, generally, the Charter Amendments attached hereto as Exhibit 8 and incorporated herein by reference. The description of the Charter Amendments contained herein is qualified in its entirety by reference to such exhibit.

  The terms of the Class A Common Stock generally will be equivalent on a per share basis to the terms of the Common Stock except for special voting and other rights of the Class A Common Stock described below. The terms of the Class A Preference Stock generally will be identical to the terms of the Class A Common Stock with respect to rights to representation on the Issuer's Board of Directors (the "Board") and disapproval rights, but will differ from the Class A Common Stock in other respects, such as the right to receive dividends and liquidation rights, voting rights and protection from dilution.

                              Page 8 of 27 Pages

Certain Terms Relating to the Class A Preference Stock

  Dividends. The holders of shares of Class A Preference Stock, in preference to the holders of Common Stock and of any other outstanding junior capital stock, but after payment of dividends to holders of shares of all series of Preferred Stock of the Issuer (the "Preferred Stock") that are not specifically made junior to or made to rank on a parity with the Class A Preference Stock in the payment of dividends, shall be entitled to receive, when and if declared by the Board, quarterly dividends in an amount per share equal to:

       (i) until the Investment Completion Date, the aggregate per share amount of all dividends and distributions declared on the Common Stock since the immediately preceding dividend payment date for the Class A Preference Stock (other than extraordinary dividends and distributions), multiplied by $47.225 and divided by the Conversion Price at the time in effect, and

       (ii) from and after the Investment Completion Date, the aggregate per share amount of dividends declared on the Common Stock since the immediately preceding dividend payment date for the Class A Preference Stock (or, with respect to the first dividend payment date after the Investment Completion Date, since the Investment Completion Date) multiplied by the aggregate amount paid by the Class A Holders for all outstanding shares of Class A Preference Stock, including any shares of Class A Preference Stock converted from any other form of the Issuer's capital stock, divided by the number of shares of Class A Preference Stock outstanding (such aggregate amount paid divided by the number of shares outstanding being referred to herein as the "Liquidation Preference") and divided by the Conversion Price at the time in effect.

  The Charter Amendments set forth details relating to the priority in payment of dividends on the Class A Preference Stock and the consequences of the Issuer's failure to pay such dividends in a timely manner.

  Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Issuer, the holders of any series of Preferred Stock which has not been specifically made to rank junior or on a parity with Class A Preference Stock in the distribution of assets upon liquidation, dissolution or winding-up of the Issuer will be entitled to receive their liquidation preferences before any distributions are made to the holders of the Class A Preference Stock. No distribution may be made to the holders of shares of capital stock junior to the Class A Preference Stock until the holders of the Class A Preference Stock, other than shares of Class A Preference Stock acquired by the Class A Holders upon conversion of shares of Common Stock pursuant to the Articles (the "Converted Preference Stock"), have received the Liquidation Preference per share of Class A Preference Stock. The Converted Preference Stock shall, immediately prior to such liquidation, dissolution or winding-up, automatically convert back into the number of shares of Common Stock which were converted into Converted Preference Stock pursuant to the Articles.

  Voting Rights. Except as may otherwise be required by law, and except in connection with the election of directors and the exercise of certain disapproval rights, the shares of Class A Preference Stock will be entitled to the number of votes equal to the number of shares of Class A Common Stock into which the then outstanding shares of Class A Preference Stock would, at the time of determination, be convertible.

  Anti-Dilution Provisions. The Articles provide for protection of the holders of the Class A Preference Stock against dilution relating to stock splits, mergers, exchanges and certain other dilutive transactions.

  Conversion into Class A Common Stock. Shares of Class A Preference Stock are convertible into shares of Class A Common Stock as described below.

  Timing of Conversion. Shares of Class A Preference Stock will automatically convert into Class A Common Stock (or into Common Stock if the Fundamental Rights shall have terminated as to all outstanding shares of Class A Preference Stock) at the Conversion Price on the date (the "Conversion Date") which is the earliest of (x) 35 trading days after the occurrence of the Cellular Spin-Off,
(y) 30 days after the abandonment of the Cellular Spin-Off and (z) 60 days after the fifth anniversary of the Initial Issuance Date. Notwithstanding the foregoing, if after the Cellular Spin-Off occurs shares of Class A Preference Stock otherwise would be converted at a Conversion Price equal to or greater than 135%

                              Page 9 of 27 Pages
of the Average Sprint Price for the 20 trading days ended on the 10th business day prior to the Conversion Date, the Class A Holders may elect to defer the conversion until the first business day following the 30th business day after the occurrence of a period of 20 trading days in which the Conversion Price is not more than 135% of the Average Sprint Price over such period or until the Class A Holders otherwise elect to convert at the Conversion Price.

  Re-Fixing of Conversion Price. Effective on the date of the Cellular Spin-Off, the Conversion Price in effect immediately prior to the Cellular Spin-Off will automatically be re-fixed by deducting from such Conversion Price an amount equal to the product of (i) the quotient of $48.704 divided by the Average Sprint Price used in calculating such Conversion Price, multiplied by (ii) a base factor (the "Cellular Spin-Off Reduction Factor") used to reflect the reduction in value of the Issuer due to the Cellular Spin-Off. The Cellular Spin-Off Reduction Factor depends upon the average closing price of the common stock of the spun-off entity ("Spinco") for the 20 trading days following the Cellular Spin-Off, as adjusted to reflect the number of outstanding shares of Spinco common stock relative to the number of outstanding shares of Common Stock (the "Adjusted Cellular Price"). In general, if the Adjusted Cellular Price is between $3.25 and $7.25, the Cellular Spin-Off Reduction Factor will be $5.25; if the Adjusted Cellular Price is lower than $3.25, the Cellular Spin-Off Reduction Factor will be below $5.25; and if the Adjusted Cellular Price is higher than $7.25, the Cellular Spin-Off Reduction Factor will be higher than $5.25. The Cellular Spin-Off Reduction Factor and the ranges used to calculate such factor will be adjusted to reflect (i) the level of indebtedness to be borne by Spinco to the extent it differs from the $2.955 per share specified in the Investment Agreement, and (ii) the purchase and sale prices of any acquisitions and dispositions effected by the Issuer's cellular and wireless division prior to the Cellular Spin-Off.

  The Conversion Price will also be adjusted to reflect the purchase price of any additional shares of Class A Preference Stock acquired by FT and DT (i) at an Optional Shares Closing, (ii) pursuant to their equity purchase rights under the Stockholders' Agreement (as defined in Item 5) or (iii) pursuant to the automatic conversion of Common Stock into Class A Stock under the Articles.

  Conversion Following Certain Rights Plan Events. Upon the occurrence of certain events under the Rights Plan, dated August 8, 1989, as amended (the "Rights Plan") of the Issuer, each share of Class A Preference Stock will convert into shares of Class A Common Stock at a Conversion Price of $47.225.

  See also "Conversion of Class A Common Stock; Termination of Fundamental Rights."

Certain Terms Relating to the Class A Common Stock

  Dividends. Subject to exceptions set forth in the Articles, the holders of shares of Class A Common Stock will be entitled to receive, when, as and if declared by the Board, dividends on the shares of Class A Common Stock in an amount per share equal to the per share amount of any dividend on the Common Stock.

  Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Issuer, after payment or provision for payment of the debts and other liabilities of the Issuer, including the liquidation preferences of any existing series of preferred or preference stock of the Issuer then outstanding, the holders of the Class A Common Stock and the holders of the Common Stock will share ratably in any remaining assets of the Issuer.

  Voting Rights. Except as may otherwise be required by law, and except in connection with the election of directors and the exercise of certain disapproval rights, each share of Class A Common Stock will be entitled to one vote on each matter in respect of which the holders of shares of Common Stock are entitled to vote, and the holders of shares of Class A Common Stock will vote together as a single class with the holders of shares of the Common Stock and all other classes or series of capital stock of the Issuer which have general voting power. No holder of capital stock of the Issuer, including the Class A Holders, is entitled to cumulative voting of his or her shares of capital stock in the election of any members of the Board. With respect to certain breaches of the Standstill Agreement (as defined in Item 5), FT and/or DT will not be entitled to vote any of their shares of capital stock of the Issuer with respect to the matter arising from or relating to such breach.

                              Page 10 of 27 Pages

  Anti-Dilution Provisions. The Issuer may not effect any reclassification, subdivision or combination of the outstanding Class A Common Stock unless at the same time the Common Stock is reclassified, subdivided or combined so that the holders of the Common Stock remain entitled, in the aggregate, to voting power of the Issuer representing the same percentage relative to the Class A Common Stock as was represented by the Common Stock prior to such reclassification, subdivision or combination. Holders of Class A Common Stock have identical anti-dilution protection if such modifications are made to the Common Stock. In connection with such a reclassification, subdivision or combination of Common Stock, the Issuer would also be required to maintain all of the rights provided to the Class A Holders in the Articles.

  In addition, in the case of any consolidation or merger of the Issuer with or into any other entity (other than a merger or consolidation which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock) or any other reclassification of the Common Stock into any other form of capital stock of the Issuer, each holder of Class A Common Stock will have the right to convert each share of Class A Common Stock held by it into the kind and amount of shares of stock and other securities and property which such Class A Holder would have been entitled to receive in such merger, consolidation or reclassification had such Class A Holder converted its shares of Class A Common Stock into Common Stock immediately prior to such merger, consolidation or reclassification.

  Associated Rights. Each share of Class A Common Stock will have attached one-half of a right issued pursuant to the Rights Plan.

Certain Terms Relating to All Class A Stock

  Board Representation Rights

  As and from the Initial Issuance Date, the Class A Holders have the right to representation on the Board equal to the percentage of the Issuer's voting power owned by the Class A Holders, rounded up or down to the nearer whole number of directors. On the Initial Issuance Date, FT and DT exercised such right and elected Mr. Michel Bon and Dr. Ron Sommer to the Board. In addition, for so long as it is necessary in order to allow FT and DT to receive certain benefits under tax treaties between the United States and France and between the United States and Germany, respectively, the Class A Holders will be entitled to elect not less than 20% of the members of the Board at any time when their actual percentage of the Issuer's voting power is at least 20%. Moreover, the Class A Holders will be entitled to elect a minimum of two directors so long as the percentage of voting securities of the Issuer owned by them, plus the percentage they are committed to purchase (collectively, and determined on a basis that includes as outstanding the shares they are committed to purchase, the "Committed Percentage"), does not fall below 10% due to transfers or, if the Committed Percentage is below 10% for 180 consecutive days following a Major Issuance, until the later of (i) three years after the consummation of such Major Issuance and (ii) the Investment Completion Date. In addition, until the Investment Completion Date, so long as the aggregate liquidation value of the outstanding Class A Preference Stock is at least $1.5 billion (or a lesser amount resulting from a purchase by the Issuer of shares of Class A Preference Stock pursuant to the Stockholders' Agreement in order for the Issuer to comply with Section 310 of the Communications Act of 1934, as amended (the "Communications Act")), the Class A Holders will be entitled to elect a minimum of two directors to the Board.

  Unless prohibited by law or the rules of the New York Stock Exchange (the "NYSE"), the Class A Holders will be entitled to one representative on each committee of the Board. After examining the relevant circumstances, the NYSE has indicated that it would be opposed to the Class A Holders having a representative on the Audit Committee of the Board.

  The Articles provide that any Class A Director may be removed from office with or without cause by the affirmative vote of the holders of a majority of the outstanding shares of Class A Stock voting separately as a class or with cause by the affirmative vote of the holders of two-thirds of the outstanding voting securities of the Issuer voting as a single class.

  Disapproval Rights

                              Page 11 of 27 Pages

  Pursuant to the terms of the Class A Stock, the Class A Holders will have the right for specified periods of time to disapprove the taking of certain actions by the Issuer. These rights will include the right to disapprove certain business transactions of the Issuer, issuances of 30% or more of the Issuer's voting power (a "Major Issuance") and certain transactions involving Major Competitors of FT/DT (as such term is defined under "Major Competitors" below).

  Certain Business Transactions. The Class A Holders will have the right to disapprove the following actions by the Issuer until the second anniversary of the Initial Issuance Date (through action by the holders of a majority of the shares of Class A Stock):

       (i) other than certain exempt transactions defined in the Articles as "Exempt Asset Divestitures" and "Exempt Long Distance Asset Divestitures", any transaction or series of related transactions resulting in divestitures of assets with a fair market value in excess of 20% of the Issuer's market capitalization as of the date of the definitive agreement relating to the last such divestiture;

       (ii) other than Exempt Asset Divestitures and Exempt Long Distance Asset Divestitures, any transaction or series of related transactions (including a merger or other business combination) resulting in the acquisition for cash or debt securities having a maturity of less than one year of:

            (A) businesses defined in the Articles as "Core Businesses", the purchase price of which exceeds 20% of the Issuer's market capitalization immediately prior to such acquisition; or

            (B) businesses other than Core Businesses, the purchase price of which exceeds 5% of the Issuer's market capitalization immediately prior to such acquisition,

  provided that if an acquisition involves both Core Businesses and other businesses and the ratio of the fair market value of the Core Businesses to be acquired to the fair market value of the other businesses to be acquired exceeds 1.75 to 1, then the Class A Holders will only be entitled to disapproval rights as set forth in clause (ii)(A) above;

       (iii) the issuance by the Issuer of any capital stock or debt with class voting rights and certain disapproval rights which are in scope and duration as extensive as or more extensive than the rights granted to the Class A Holders;

       (iv) the declaration of extraordinary cash dividends or cash distributions to stockholders of the Issuer during any one year in excess of 5% of the market capitalization of the Issuer (if the Investment Completion Date has not occurred by the end of such two-year period, the Class A Holders will continue to have the right to disapprove such dividends or distributions until the occurrence of the Investment Completion Date);

       (v) any merger or other business combination in which the Issuer is not the surviving parent corporation; and

       (vi) any Major Issuance.

  Beginning two years after the Initial Issuance Date, the Issuer may take any of the foregoing actions despite the disapproval of such action by FT and DT. However, if despite such disapproval the Issuer nevertheless takes any of the actions described in clauses (i), (ii), (iii), (iv) or (vi) above following the second anniversary, but prior to the fifth anniversary, of the Initial Issuance Date, the transfer restrictions described below applicable to the Class A Stock (other than those restrictions relating to transfers to a holder of more than 5% of the Issuer's voting power) will terminate, unless in the case of a Major Issuance the Class A Holders have exercised their equity purchase rights in respect of such Major Issuance.

                              Page 12 of 27 Pages

  In addition, during the five-year period following the Initial Issuance Date, a Major Issuance will require the approval of two-thirds of the Independent Directors (as defined in the Articles), and after such five-year period will require the approval of a majority of the Independent Directors as long as any shares of Class A Stock are outstanding.

  Governing Documents, Etc. The Class A Holders will have the right to disapprove the following actions until no shares of Class A Stock are outstanding:

       (i) amendments to the Articles, the Bylaws of the Issuer (as amended by the Bylaws Amendments (defined in Item 5) the "Bylaws") or the Rights Plan that would adversely affect the rights of the Class A Holders under the Articles or the Bylaws;

       (ii) issuance by the Issuer of any capital stock or debt (including pursuant to a merger or other business combination) with more than one vote per share or otherwise having supervoting powers;

       (iii) any merger or other business combination involving the Issuer that results in a Change of Control (as defined below in "-- Change of Control Rights"), unless the surviving corporation expressly (x) assumes all of the Issuer's obligations to the Class A Holders with respect to the assets defined in the Articles as "Long Distance Assets" and all of the provisions of the Registration Rights Agreement (as defined in Item 5) and (y) agrees to be bound by the rights of FT, DT and their affiliates to exercise greater control over the Joint Venture (as defined in Item 6) following certain occurrences;

       (iv) any merger or other business combination involving the Issuer that does not result in a Change of Control, unless (x) the Issuer survives as the parent entity, or (y) the surviving corporation expressly assumes all of the Issuer's obligations in respect of the rights of the Class A Holders granted pursuant to the Articles, the Bylaws, the Stockholders' Agreement and the Registration Rights Agreement; and

       (v) for so long as any shares of Class A Preference Stock are outstanding, the issuance by the Issuer of shares of Preferred Stock which have rights to the payment of dividends or the distribution of assets upon the liquidation, dissolution or winding up of the Issuer senior to such rights of the Class A Preference Stock.

  Long Distance Assets. Until the earliest of (i) the fifth anniversary of the Initial Issuance Date, (ii) the date on which the ownership by FT and DT of the Long Distance Assets is no longer prohibited by Section 310 of the Communications Act, (iii) the date on which the FT/DT Parties elect to accept the Issuer's offer to sell all of the interests (the "Venture Interests") of the Issuer and certain of its affiliates (the "Sprint Parties") in the companies comprising the Joint Venture (the "JV Entities") following a Change of Control, and (iv) the date on which the Sprint Parties exercise their right to sell all of the Venture Interests to the FT/DT Parties following a Change of Control (such period, the "Initial Period"), no sale of a Cumulative amount of 5% or more of the fair market value of Long Distance Assets, other than Exempt Long Distance Asset Divestitures, may be consummated by the Issuer if it is disapproved by the Class A Holders. As used herein, the term "Cumulative" means a percentage representing the aggregate fair market value of all Long Distance Assets previously sold or proposed to be sold in the transaction for which such calculation is being made, divided by the fair market value of Long Distance Assets existing on the date of the definitive agreement with respect to such transaction.

  Major Competitors. During the ten-year period following the Initial Issuance Date, the Issuer may not consummate any transaction or take any other action that would result in, or is taken for the purpose of encouraging or facilitating, a Major Competitor of FT/DT (as defined in the Articles) having, or being granted by the Issuer, any right, permission or approval to acquire, 10% or more of the outstanding voting power of the Issuer if such transaction or action is disapproved by the Class A Holders, unless such transaction is a Strategic Merger (as defined in the Articles).

  Major Competitor Rights

  Until the tenth anniversary of the Initial Issuance Date, if a Major Competitor of FT/DT obtains securities representing 20% or more of the outstanding voting power of the Issuer as the result of a Strategic Merger, the Class A

                              Page 13 of 27 Pages

Holders will have the right to commit within 30 days after the latter of the consummation of such Strategic Merger and the Initial Issuance Date, to purchase from the Issuer or its successor in the Strategic Merger, and the Issuer or such successor will be obligated to sell to the Class A Holders after the Investment Completion Date, a number of shares of Class A Stock such that the aggregate percentage ownership of the Class A Holders shall be equal to the percentage ownership interest of such Major Competitor following the consummation of such Strategic Merger. If the Class A Holders do not so elect,
(i) the Issuer will take all actions necessary to lift all restrictions imposed by the Issuer on the ability of the Class A Holders to purchase shares from third parties, (ii) the Issuer will be obligated to ensure that the Class A Holders will have rights (other than rights deriving solely from the number of shares of voting securities of the Issuer owned) in scope and duration at least as extensive as certain rights granted by the Issuer to such Major Competitor, regardless of whether the Class A Holders exercise their right to increase their ownership, and (iii) if such Major Competitor has been granted rights by the Issuer equivalent or superior to the board representation rights of the Class A Holders, the disapproval rights of the Class A Holders, the rights with respect to Major Competitors of FT/DT, the right of first offer with respect to Long Distance Assets, the equity purchase rights of the Class A Holders, and the protections provided to the Class A Holders in the event of a Change of Control or an Exclusionary Tender Offer (collectively, the "Minority Rights") of the Class A Holders, then for a period of five years following the date of closing of such transaction FT, DT, Atlas or any qualifying subsidiary of FT, DT or Atlas which owns interests in the JV Entities (collectively the "FT/DT Parties") will obtain rights which will give them greater control over the Joint Venture.

  Change of Control Rights

  If the Issuer determines to effect an Acquisition Proposal (as defined below in this paragraph), the Issuer will conduct such transaction in accordance with reasonable procedures to be determined by the Board and permit FT and DT to participate in that process on a basis no less favorable than that granted any other participant. In general, this provision is designed to permit FT and DT to participate as a bidder in such transaction on an equal basis with all other bidders seeking to acquire control of the Issuer.

  In addition, if the Board determines to effect a transaction involving a Change of Control, the standstill provisions applicable to FT and DT pursuant to the Standstill Agreement will terminate. If a Change of Control occurs, the Class A Holders will not be obligated to proceed with any additional purchases of Class A Stock which would have been required under the Investment Agreement. Finally, in the case of a Change of Control, the FT/DT Parties will obtain rights which will give them greater control over the Joint Venture, provided that if, at any time following such Change of Control, the Sprint Parties offer to sell all of their Venture Interests to the FT/DT Parties at a price equal to the appraised value thereof, and the FT/DT Parties decline such offer, then, at such time, such rights will terminate. During the two year period beginning on the fifth anniversary of the consummation of a Change of Control, the Sprint Parties will have the right to require the FT/DT Parties to purchase all of the Venture Interests of the Sprint Parties at the appraised value thereof. If the FT/DT Parties accept such offer or such right is exercised by the Sprint Parties, the disapproval rights of the Class A Holders with respect to the Long Distance Assets of the Issuer will terminate.

  As used herein, an "Acquisition Proposal" means a determination by the Issuer to sell all or substantially all of its assets or not to oppose a third-party tender, exchange or other purchase offer for more than 35% of the voting power of the Issuer or to sell control of the Issuer or to effect a merger or other business combination, the result of which would be a 35% or larger stockholder (other than FT, DT and those majority-owned subsidiaries of FT and/or DT which satisfy certain criteria ("Qualified Subsidiaries")) in the resulting entity. A "Change of Control" means:

       (i) a decision by the Board to sell control of the Issuer or not to oppose a third party tender offer for the Issuer's voting securities representing more than 35% of the voting power of the Issuer, or

       (ii) a change in the identity of the majority of the Board due to (x) a proxy contest (or the threat to engage in a proxy contest) or the election of directors by the holders of Preferred Stock, or (y) any unsolicited tender, exchange or other purchase offer which has not been approved by a majority of the Independent Directors,

                              Page 14 of 27 Pages
except that neither a Strategic Merger nor any transaction between the Issuer and FT and/or DT shall be deemed to be a Change of Control.

  Exclusionary Tender Offer Rights

  In addition to the rights of the Class A Holders upon a Change of Control, if the Board determines not to oppose a tender offer by a person other than FT, DT or their respective affiliates for 35% or more of the Issuer voting power which does not permit the Class A Holders to sell an equal or greater percentage of their shares as the other holders of the voting securities of the Issuer are permitted to sell (an "Exclusionary Tender Offer"), the Class A Holders will have the right (but not the obligation) to cause the conversion into Common Stock of all or part of the shares of Class A Stock held by them. Upon such election, each share of Class A Common Stock so designated will automatically convert into one duly issued, fully paid and nonassessable share of Common Stock and each share of Class A Preference Stock will automatically convert into, generally, a number of shares of Common Stock equivalent to the number of shares of Class A Common Stock into which it would be convertible.

  In the event of an Exclusionary Tender Offer in which the Class A Holders do not elect to convert their shares of Class A Stock into Common Stock as described above, upon the completion of the purchase by a third party of securities representing not less than 35% of the Issuer's voting power in such Exclusionary Tender Offer, the Class A Holders will have the option to require the Issuer to purchase at the tender offer price all, but not less than all, of the shares that they were unable to tender on the same basis as the other stockholders, unless under the terms of the tender offer such Class A Holders are entitled to receive publicly traded securities and/or cash in an equivalent amount in a business combination transaction required to be effected within 90 days after the consummation of the tender offer.

  Equity Purchase Rights

  The Stockholders' Agreement provides that, following the Investment Completion Date and for so long as the Committed Percentage of the Class A Holders is not less than 10% for more than a specified period and unless such right is otherwise terminated, when the Issuer issues additional shares of Common Stock or other voting securities each of the Class A Holders will have the right, subject to certain restrictions, to maintain its proportionate ownership of the Issuer's voting power (based on such Class A Holder's Committed Percentage) by purchasing additional shares of Class A Stock from the Issuer. See, generally, the Stockholders' Agreement attached hereto as Exhibit 7 and incorporated herein by reference. The description of the Stockholders' Agreement contained herein is qualified in its entirety by reference to such exhibit.

  The purchase price for such shares will depend upon the nature of the issuance which gives rise to such purchase right, as provided in the Stockholders' Agreement.

  Major Issuance Rights

  The Stockholders' Agreement provides that, if the Committed Percentage of the Class A Holders is diluted to less than 10% of the outstanding voting power of the Issuer as a result of a Major Issuance, the Class A Holders will be entitled, in addition to any equity purchase rights referred to above entitling them to purchase shares from the Issuer to increase their ownership of the outstanding voting power of the Issuer, during the three-year period following the consummation of such Major Issuance to increase their Committed Percentage to 10% of the outstanding voting power of the Issuer if within 180 days after such Major Issuance (or, if Class A Preference Stock is outstanding and if the Initial Issuance Date has not yet occurred, within 180 days of the Initial Issuance Date), the Class A Holders commit to the Issuer to increase their interest to 10% of the outstanding voting power of the Issuer through purchases from third parties.

  Long Distance Assets Rights

  The Stockholders' Agreement provides that, following the Initial Period and prior to the tenth anniversary of the Initial Issuance Date, with certain exceptions, if a disposition of Long Distance Assets by the Issuer would result in the disposition of a Cumulative amount of 30% or more of the fair market value of Long Distance Assets since the date of

                              Page 15 of 27 Pages
the Investment Agreement, the Class A Holders will have a right of first offer with respect to the assets of which the Issuer proposes to dispose, unless such right of first offer has been otherwise terminated. In connection with such a disposition, for so long as the restrictions contained in Section 310 of the Communications Act apply, FT and DT will have the right to assign their right to purchase such Long Distance Assets to a buyer (a "Qualified LD Purchaser") having the legal and financial capacity to buy such assets which would not be a Major Competitor of Sprint (as defined below in "Conversion of Class A Common Stock; Termination of Fundamental Rights -- Conversion Following Breach of Joint Venture Agreement") based on the business of the Issuer following such disposition. Upon learning the identity of the prospective Qualified LD Purchaser proposed by FT and DT, the Issuer will be entitled to abandon the disposition which gave rise to such right in FT and DT.

  Registration Rights

  The Class A Holders have been granted certain registration rights by the Issuer pursuant to the Registration Rights Agreement. See, generally, the Registration Rights Agreement attached hereto as Exhibit 3 and incorporated herein by reference. The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to such exhibit.

  The holders of a majority of the Class A Stock will be entitled to demand one registration in any 12-month period, up to a maximum of seven registrations.
The Issuer will be responsible for the registration expenses in connection with the first five of such registrations; the holders of the Class A Stock requesting registration will be responsible for the registration expenses in connection with the remaining two registrations. The Issuer is not required to effect any registration unless the market value of the Class A Stock requested to be registered exceeds $200 million. The holders of the Class A Stock will also have the right to participate in all registrations of Common Stock by the Issuer on behalf of itself or any other party, other than registrations on Forms S-4 or S-8, registrations in connection with an exchange offer or offerings solely to the Issuer's existing stockholders or pursuant to dividend reinvestment plans or dividend reinvestment and stock purchase plans.

  Transfer Restrictions

  Pursuant to the Stockholders' Agreement, the Class A Holders have agreed not to transfer any equity interests in the Issuer until the fifth anniversary of the Initial Issuance Date, except for transfers to FT, DT, Qualified Subsidiaries, and in certain circumstances, Qualified Stock Purchasers (such permitted transfers being "Section 2.2 Transfers"). After the general prohibition on transfers is no longer applicable, until such time as the sum of
(i) the Committed Percentage of the Class A Holders and (ii) the percentage of the voting power of the Issuer represented by voting securities of the Issuer which the Class A Holders have the right to commit to purchase pursuant to the Investment Agreement and the Stockholders' Agreement is less than 3 1/2% of the outstanding voting power of the Issuer for more than 150 days, no Class A Holder may make any transfer to, or resulting in, a holder of more than 5% of the voting power of the Issuer, other than in an underwritten public offering. In connection with any such public offering, a Class A Holder may not to the best of its knowledge (i) sell more than 2% of the outstanding voting power of the Issuer to any person or group that, prior to such sale, owned 3% or more of such voting power of the Issuer, (ii) sell more than 5% of the outstanding voting power of the Issuer to any person or group or (iii) sell to a person or group required under Section 13(d) of the Exchange Act to file a Schedule 13D with respect to the Issuer (a "Schedule 13D Filer") or to a person or group who, as a result of such sale, would become a Schedule 13D Filer.

  So long as the sum of (i) the Committed Percentage of the Class A Holders and
(ii) the percentage of the voting power of the Issuer which the Class A Holders have the right to commit to purchase pursuant to the Investment Agreement and the Stockholders' Agreement is greater than 5%, but less than 9% (immediately following a transfer of shares of Class A Stock by the Class A Holders) or 10% (for more than 150 days immediately following the issuance of additional voting securities of the Issuer other than pursuant to a Major Issuance), no Class A Holder may transfer shares of Class A Stock representing more than 1% of the voting power of the Issuer to any one person or group of persons in any transaction or series of transactions, except in connection with a public offering, or transfer shares other than in a public offering to any "Major Competitor of Sprint."

                              Page 16 of 27 Pages

  Each proposed sale by the Class A Holders of equity securities of the Issuer to a third party, other than Section 2.2 Transfers, will be subject to the rights of first offer and first refusal specified in the Stockholders' Agreement.

  In the event of a Change of Control resulting from a determination by the Board to sell all or substantially all of the assets of the Issuer (or not to oppose a third-party tender offer for more than 35% of the Issuer's voting power) or to sell control of the Issuer or to effect a merger or other business combination, the result of which is a 35% or larger stockholder (other than FT, DT or any of their Qualified Subsidiaries) in the resulting entity the Class A Holders generally will have the right to sell their shares of Class A Stock in such transaction free of any restriction on transfer (except for transfers to large holders) set forth in the Stockholders' Agreement.

  The transfer restrictions (other than those relating to transfers to large holders) and the rights of first offer and first refusal will terminate (i) if the Joint Venture is terminated due to a material breach by the Issuer, (ii) on the first anniversary of a termination of the Joint Venture for any reason other than a material breach by the Issuer or the FT/DT Parties, (iii) if the Issuer breaches certain material provisions of the Investment Agreement or the related documents, (iv) if the Issuer proceeds with a transaction involving an Acquisition Proposal, (v) if the Class A Holders own shares (A) representing less than 10% of the outstanding Common Stock and the Class A Common Stock for 150 days due to share issuances by the Issuer (other than a Major Issuance), or
(B) representing less than 9% of the outstanding Common Stock and the Class A Common Stock due to sales by the Class A Holders (provided that the Issuer's right of first offer shall continue until the Class A Holders own or are committed to acquire or have the right to commit to acquire less than 5% of the voting power of the Issuer), (vi) if the Class A Holders own shares representing less than 10% of the outstanding Common Stock and Class A Common Stock as a result of a Major Issuance and the Class A Holders fail to exercise their right to purchase additional Class A Common Stock in connection therewith, (vii) if there is a greater than 20% holder of voting securities of the Issuer (other than the Class A Holders) or there is a Change of Control, or (viii) if the Issuer undertakes certain transactions between the second and fifth anniversaries of the Initial Issuance Date notwithstanding the disapproval of FT and DT (other than with respect to a Major Issuance following which the Class A Holders exercise their equity purchase rights with respect thereto).

  Standstill Restrictions

  As a condition to entering into the Investment Agreement, FT, DT and the Issuer have entered into the Standstill Agreement. See, generally, the Standstill Agreement attached hereto as Exhibit 4 and incorporated herein by reference. The description of the Standstill Agreement contained herein is qualified in its entirety by reference to such exhibit.

  The Standstill Agreement imposes restrictions on the ability of FT and DT and their respective "affiliates" and "associates" (as defined in the Standstill Agreement) to acquire additional voting power in the Issuer that would result in FT, DT and their respective affiliates and associates beneficially owning more than 20% of the Issuer's voting power during the first fifteen years following the date of the Standstill Agreement (the "Initial Percentage Limitation") and more than the lesser of (i) 30% of the Issuer's voting power and (ii) that percentage of the Issuer's outstanding voting securities equal to 80% of the Foreign Ownership Limitation (as defined below) (the "Subsequent Percentage Limitation," and together with the Initial Percentage Limitation, the "Percentage Limitations"). For purposes of the Standstill Agreement, the "Foreign Ownership Limitation" means the maximum aggregate percentage of the Issuer's voting securities that may be owned of record or voted by Aliens under
Section 310(b)(4) of the Communications Act, without such ownership or voting resulting in the possible loss, or possible failure to secure the renewal or reinstatement, of any license or franchise of any governmental authority held by the Issuer or any of its affiliates to conduct any portion of the business of the Issuer or such affiliate, as such maximum aggregate percentage may be increased from time to time by amendments to Section 310 or by actions of the FCC. In addition, the Standstill Agreement imposes restrictions on the ability of FT, DT and their respective affiliates and associates to initiate or participate in proposals with respect to the control of the Issuer. The term "associate" in the Standstill Agreement generally has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act, except that such definition has been limited with respect to the "associates" of FT and DT for purposes of the Standstill Agreement.

  Under the Standstill Agreement, FT and DT and their respective affiliates generally will be permitted, subject to the Rights Plan, to increase their beneficial ownership beyond the applicable Percentage Limitation to the extent

                              Page 17 of 27 Pages
required to match the percentage ownership of voting securities of the Issuer owned by any other shareholder, provided that the beneficial ownership of FT and DT and their respective affiliates does not exceed 80% of the Foreign Ownership Limitation. In addition, neither FT nor DT shall be deemed in violation of the beneficial ownership restriction if the beneficial ownership of the Issuer's voting securities by FT and DT exceeds the applicable Percentage Limitation solely due to (i) an acquisition of the Issuer's voting securities by the Issuer, unless FT and DT have previously been notified of such acquisition, or
(ii) purchases by FT and DT of voting securities of the Issuer in reliance on information regarding the number of outstanding voting securities of the Issuer provided by the Issuer to FT and DT, unless FT and DT have previously been notified that such information is incorrect.

  If an acquisition by FT or DT or their respective affiliates and associates of beneficial ownership of additional voting securities of the Issuer otherwise permitted by the Standstill Agreement is prohibited because it would result in FT or DT and their respective affiliates and associates beneficially owning a percentage of the outstanding voting securities of the Issuer greater than that percentage equal to 80% of the Foreign Ownership Limitation, then in accordance with the terms of the Stockholders' Agreement, FT and DT may assign their rights to purchase the additional shares of voting securities of the Issuer they would otherwise be entitled to purchase under the Standstill Agreement to an entity that FT and DT reasonably believe has the legal and financial ability to purchase such shares and that would not be an Alien or a Major Competitor of Sprint immediately following such purchase (a "Qualified Stock Purchaser").

  The Standstill Agreement provides a number of other restrictions on the actions or public announcements which may be undertaken or made by FT, DT and their respective affiliates and associates.

  FT and DT have agreed to cause (i) their Qualified Subsidiaries which acquire shares of Class A Stock, (ii) each person other than FT, DT or a passive financial institution which acquires an equity interest in a Qualified Subsidiary (each, a "Strategic Investor"), and (iii) each Qualified Stock Purchaser which acquires any shares of Class A Stock, in each case to execute a standstill agreement prior to and as a condition to the effectiveness of such acquisition.

  Redemptions

  Outstanding shares of Common Stock held by Aliens (as defined in the Communications Act) and, in certain circumstances, Class A Stock held by Aliens may be redeemed at prices provided in the Articles by action of the Board to the extent necessary, in the judgment of the Board, to comply with Section 310 of the Communications Act. Shares of Class A Stock may be redeemed only if, and only to the extent that, the outstanding shares of Class A Stock represent votes constituting greater than 20% of the aggregate voting power of the Issuer immediately prior to the time of such redemption. In addition, prior to redeeming shares of Class A Stock, the Issuer is required to consult in good faith with the Class A Holders to consider alternatives to redemption, and the Issuer may not redeem such shares unless the Independent Directors determine in good faith that, after considering all reasonable alternatives, the failure to redeem such shares would have a material adverse effect on the Issuer.

  For so long as the Class A Preference Stock is outstanding, the Issuer is not authorized to redeem shares of Class A Preference Stock to the extent such redemption would result in the Class A Holders owning shares of Class A Preference Stock with an aggregate liquidation value of less than $1.5 billion. However, to the extent the Class A Preference Stock represents more than 20% of the Issuer's voting power, the Issuer may require the Class A Holders to sell to the Issuer such number of shares of Class A Preference Stock as in the reasonable good faith judgment of the Board is necessary to comply with the requirements of Section 310 of the Communications Act, even if such sale would result in the Class A Preference Stock having an aggregate liquidation value of less than $1.5 billion.

  Conversion of Class A Common Stock; Termination of Fundamental Rights

  As discussed below, under certain circumstances, shares of Class A Common Stock will automatically convert into shares of Common Stock, or, if any shares of Class A Preference Stock are outstanding, the rights of the holders of the Class A Preference Stock to elect directors and exercise disapproval rights and the right of FT and DT to participate in a proposed Change of Control (the "Fundamental Rights") associated with such Class A Preference Stock will terminate.

                              Page 18 of 27 Pages

  Conversion Following Reduction in Ownership. If, after the Investment Completion Date, the aggregate Committed Percentage of the Class A Holders is below 10% for more than 180 consecutive days other than due to sales by the Class A Holders, each outstanding share of Class A Common Stock will automatically convert into one share of Common Stock or, if shares of Class A Preference Stock are outstanding, the Fundamental Rights will terminate, unless the Committed Percentage falls below 10% for more than 180 consecutive days due to a Major Issuance, in which case the Class A Common Stock will not convert or the Fundamental Rights will not terminate, as the case may be, until the later of (i) three years after the consummation of such Major Issuance and (ii) the Investment Completion Date. If after the Investment Completion Date the Committed Percentage falls below 10% due to a sale by the Class A Holders, each outstanding share of Class A Common Stock will automatically and immediately convert into one share of Common Stock or, if any shares of Class A Preference Stock are outstanding, the Fundamental Rights will immediately terminate. Moreover, if prior to the Investment Completion Date the Class A Holders own in the aggregate less than $1.5 billion of Class A Preference Stock due to a transfer of such Class A Preference Stock by the Class A Holders (other than a transfer required by the Issuer to comply with Section 310 of the Communications
Act), the Fundamental Rights will terminate.

  Conversion Following Breach of Certain Related Investment Documents. Except as described below, each outstanding share of Class A Common Stock will, following certain procedural steps, convert into one share of Common Stock or, if any shares of Class A Preference Stock are outstanding, the Fundamental Rights will terminate, if (i) FT, DT or any Qualified Subsidiary breaches in any material respect its obligations with respect to transfers of Class A Stock to large stockholders, (ii) FT, DT or any Qualified Subsidiary breaches in any material respect any other restriction on the transfer of Class A Stock or (iii) FT, DT or any Qualified Subsidiary breaches its obligations under certain specified provisions of the Standstill Agreement or under any standstill agreement into which such Qualified Subsidiary has entered (a "Qualified Subsidiary Standstill Agreement"), as the case may be, subject to certain procedures.

  Conversion Following Failure to Purchase Class A Stock. The Fundamental Rights associated with any outstanding Class A Preference Stock will terminate if any Class A Holder fails to purchase Class A Stock at any closing at which it is required to effect such a purchase.

  Conversion Following Breach of the Joint Venture Agreement. Except as described below, each outstanding share of Class A Common Stock will automatically convert into one share of Common Stock or, if any shares of Class A Preference Stock are outstanding, the Fundamental Rights will immediately terminate, if (i) the Sprint Parties receive the right to control the management of the Joint Venture as a result of the sale by Atlas of all or a substantial part of its telecommunications assets used to provide services to the Joint Venture to a Major Competitor of Sprint or as a result of certain breaches of the Joint Venture Agreement or the Related Joint Venture Documents or (ii) the Joint Venture is terminated due to certain actions by the FT/DT Parties. A "Major Competitor of Sprint" is defined generally as a company which materially competes with a major portion of the telecommunications services business of the Issuer in North America or the business of the Joint Venture or a company which has taken substantial steps to become such a Major Competitor.

  If the Joint Venture is terminated due to certain actions on the part of the Sprint Parties or if the FT/DT Parties receive the right to control the management of the Joint Venture due to certain breaches of the Joint Venture Agreement by the Sprint Parties, each share of Class A Common Stock outstanding will automatically convert into one share of Common Stock on the third anniversary of such termination or, if any shares of Class A Preference Stock are outstanding, the Fundamental Rights will terminate on such third anniversary. If the Joint Venture is terminated for reasons other than those described in the preceding paragraph or the preceding sentence, (i) on the date of such termination the Minority Rights of the Class A Holders, other than rights to representation on the Board and with respect to certain matters relating to the governing documents and related matters of the Issuer, will immediately terminate and (ii) on the third anniversary of such termination of the Joint Venture, each share of Class A Common Stock outstanding will automatically convert into one share of Common Stock or, if any shares of Class A Preference Stock are outstanding, all of the remaining Fundamental Rights will terminate.

  Conversion Following Change of Control. Upon the occurrence of a Change of Control (other than a Change of Control arising from a change in the identity of a majority of the Board due to (i) a proxy contest, (ii) the election of

                              Page 19 of 27 Pages
directors by the holders of the Preferred Stock, or (iii) an unauthorized tender offer not approved by a majority of the Independent Directors), the Minority Rights, except for rights as to Long Distance Assets and rights to participate in a Change of Control, will terminate. The Issuer is obligated in such a situation to negotiate in good faith with any potential acquiror of control to provide the Class A Holders with rights equivalent to the rights of the Class A Holders to representation on the Board. Upon such Change of Control, the Class A Holders will have the right, but not the obligation, to cause the conversion of their Class A Stock into Common Stock.

  Conversion Following Failure to Maintain Ownership Ratios. If the ratio of the number of shares of Class A Stock held either of FT or DT and its Qualified Subsidiaries to the number held by the other of FT or DT and its Qualified Subsidiaries exceeds 50/50 prior to the Investment Completion Date for more than 60 days after notice from the Issuer to FT and DT, each share of Class A Common Stock outstanding will automatically convert into one share of Common Stock or, if any shares of Class A Preference Stock are outstanding, the Fundamental Rights will terminate. Following the Investment Completion Date, such ratio may not exceed 60/40.

  Conversion Following Transfers to Persons Other Than FT, DT, a Qualified Subsidiary or a Qualified Stock Purchaser. If any shares of Class A Stock are transferred (other than pursuant to a transfer to FT, DT, a Qualified Subsidiary or a Qualified Stock Purchaser in accordance with the Stockholder's Agreement) without the approval of the Issuer, the shares of Class A Stock so transferred will automatically convert into shares of Common Stock.

  Conversion Following Actions by Qualified Stock Purchasers. If a Qualified Stock Purchaser becomes a Major Competitor of the Issuer, the shares of Class A Common Stock owned by such Qualified Stock Purchaser will immediately convert into Common Stock or, if any shares of Class A Preference Stock are owned by such Qualified Stock Purchaser, the Fundamental Rights associated with such Class A Preference Stock will terminate. In addition, if such Qualified Stock Purchaser (i) breaches in any material respect its obligations with respect to transfers of Class A Stock to large stockholders, (ii) breaches in any material respect any other restrictions on the transfer of Class A Stock or (iii) breaches its obligations under certain specified provisions of a standstill agreement into which such Qualified Stock Purchaser has entered in accordance with the Standstill Agreement (a "Qualified Stock Purchaser Standstill Agreement"), the shares of Class A Common Stock owned by such Qualified Stock Purchaser will, following certain procedural steps, immediately convert into Common Stock or, if any shares of Class A Preference Stock are owned by such Qualified Stock Purchaser, the Fundamental Rights associated with such Class A Preference Stock will terminate.

  Effect of Conversion of Class A Common Stock or Termination of Fundamental Rights. A conversion of Class A Common Stock into Common Stock or termination of Fundamental Rights will in most circumstances cause the termination of the disapproval rights of the Class A Holders under the Articles and the termination of the rights of the Class A Holders under the Stockholders' Agreement with respect to (a) dispositions of Long Distance Assets, (b) Changes of Control, (c) equity purchase rights, (d) Major Competitors of FT/DT, (e) Major Issuances, and
(f) certain other matters. In addition, certain of the foregoing rights will be suspended if there is a suspension of the Fundamental Rights. Upon such conversion of the Class A Common Stock or the termination of the Fundamental Rights, the term of office of all Class A Directors will terminate. The vacancies resulting from such termination will be filled by the remaining Directors then in office, acting by majority vote.

  The shares of Class A Stock issued by the Issuer pursuant to the Investment Agreement, the Stockholders' Agreement or the Articles subsequent to a conversion of all of the shares of Class A Common Stock into Common Stock or a termination of the Fundamental Rights will automatically convert into shares of Common Stock.

  Conversion in Connection With An Exclusionary Tender Offer. If the Board determines not to oppose an Exclusionary Tender Offer by a person other than FT, DT or their respective affiliates, and the terms of such tender offer do not permit the Class A Holders to sell an equal or greater percentage of their shares in Class A Stock as the other stockholders of the Issuer are permitted to sell in such tender offer, the Class A Holders may require the Issuer to convert certain of their shares of Class A Stock into Common Stock.

  Conversion of Common Stock into Class A Stock. Unless the Fundamental Rights have been terminated with respect to all outstanding shares of Class A Preference Stock, (i) following the Class A Common Issuance Date and until

                              Page 20 of 27 Pages
the conversion of all of the shares of Class A Common Stock into shares of Common Stock, each share of Common Stock acquired by a Class A Holder will automatically convert into one share of Class A Common Stock on the date of such acquisition, and (ii) following the occurrence of the Supplemental Preference Stock Closing and prior to the Class A Common Issuance Date (the date on which Class A Common Stock was first issued being referred to as the "Class A Common Issuance Date"), each share of Common Stock acquired by a Class A Holder will automatically convert into that number of shares of Class A Preference Stock equal to the quotient of (x) the number of shares of Class A Preference Stock outstanding immediately prior to such acquisition divided by (y) the number of shares of Class A Common Stock or Common Stock into which such previously outstanding shares of Class A Preference Stock would at such time be convertible at the then applicable Conversion Price. The ability of FT and DT to acquire shares of Common Stock is limited by the Standstill Agreement.

CERTAIN ADDITIONAL RELEVANT DOCUMENTS

Coordination Agreement

  The Coordination Agreement, dated as of July 31, 1995, between FT and DT (the "Coordination Agreement") sets forth the terms on which FT and DT agree to coordinate their joint investment in the Issuer. In addition to their general undertaking to use reasonable efforts to reach consensus on coordinated action within the necessary time frames, FT and DT have agreed, among other things, as follows:

    (a) In the event that FT and DT are permitted to acquire additional shares of Class A Stock (other than pursuant to Sections 2.1 through 2.5 of the Investment Agreement) and Common Stock, each of FT and DT will be entitled to acquire one half of the aggregate amount thereof which they are both entitled to acquire, provided that if either of them owns less than half of such shares at such time, the party owning less shall be entitled to acquire up to all of such additional shares until both FT and DT own an equal number of voting securities of the Issuer, and provided, further, that if either FT or DT does not want to acquire any or all of such additional shares, the other of them may acquire such unwanted shares;

    (b) In the event that FT and DT cannot decide how to vote their Class A Stock (including how to exercise their disapproval rights) with respect to any matter despite their undertakings to do so, they generally agree to abstain from voting their Class A Stock with respect to such matter;

    (c) FT and DT will alternate between themselves from year to year (with the first year being determined by lot) the right to appoint an extra director to the Board at such times as they are entitled to appoint an odd number of directors to the Board, and will alternate in a manner to be determined their right to appoint one or an odd number of directors to committees of the Board;

    (d) In the event that FT and DT are entitled to acquire all or part of the Long Distance Assets, each of FT and DT will be entitled to acquire an equal undivided interest in such assets, provided that if either FT or DT does not want to acquire any or all of its share of such Long Distance Assets the other of them may acquire such unwanted share;

    (e) In the event that FT and DT are entitled to propose a transaction resulting in a Change of Control of the Issuer, both parties agree to make such proposal jointly or not at all. If one party desires to make a proposal alone, it will not be entitled to proceed without the other's consent. Subject to applicable fiduciary and other duties, if one of them has made a permitted Change of Control proposal the other of them will not transfer its Class A Stock into such a proposal made by a third party;

    (f) In the event that FT or DT propose to sell any of their shares of Class A Stock, the other of them shall generally have a right of first refusal to acquire such shares; and

    (g) Each of FT and DT have agreed to indemnify the other for Indemnifiable Losses (as defined in the Coordination Agreement) caused by it as the result of breaches by it of the Coordination Agreement, the Investment Agreement, and the related documentation, among other matters.

                              Page 21 of 27 Pages

See, generally, the Coordination Agreement attached hereto as Exhibit 5 and incorporated herein by reference. The description of the Coordination Agreement contained herein is qualified in its entirety by reference to such exhibit.

Joint Venture Agreement
-----------------------

     Concurrently with the First Closing under the Investment Agreement, the Issuer, FT and DT also consummated a closing under the Joint Venture Agreement, dated June 22, 1995, as amended (the "Joint Venture Agreement"), among the Issuer, Sprint Global Venture, Inc. ("Sprint Sub"), FT, DT and Atlas. The Issuer, Sprint Sub, FT, DT and Atlas are collectively referred to as the "Joint Venture Parties." The Joint Venture Parties entered into the joint venture (the "Joint Venture") for the purpose of providing certain global telecommunications services (the "Joint Venture Services") from time to time, which at the outset of the Joint Venture will include (i) global international data, voice and video business services for multinational companies and business customers, (ii) international services for consumers, initially based on card services for travelers, and (iii) a "carrier's carrier" business which will provide certain transport services for the Issuer, FT, DT and other carriers.

     The Joint Venture Services will be distributed in the rest of Europe (other than France and Germany) by a group of JV Entities referred to as the "ROE Group" and in the rest of the world (other than Europe and the United States) by a separate group of JV Entities referred to as the "ROW Group." The Joint Venture Parties also formed an additional group of JV Entities referred to as the "GBN Group" to own and operate a global transmission network over which the Joint Venture Services and other traffic will be routed as agreed by the Joint Venture Parties, subject to applicable law and to existing arrangements of the Joint Venture Parties. With respect to the ROW Group and the GBN Group, each of Sprint Sub and Atlas initially will own, directly or indirectly, 50% of the outstanding voting equity of the parent entity of each such group. With respect to the ROE Group, Sprint Sub and Atlas initially will own, directly or indirectly, 33-1/3% and 66-2/3%, respectively, of the voting equity of the parent entity of such group.

     See, generally, the Joint Venture Agreement attached hereto as Exhibit 6 and incorporated herein by reference. The description of the Joint Venture Agreement contained herein is qualified in its entirety by reference to such exhibit.

Bylaws Amendments
-----------------

     The amendments to the Bylaws of the Issuer (the "Bylaws Amendments") approved and adopted at a special meeting of stockholders of the Issuer held on January 29, 1996, and effective upon the Initial Issuance Date, reflected the establishment of the Class A Stock and the directors to be elected by the Class A Holders. The Bylaws Amendments also add a provision requiring a majority of the Board to be Independent Directors. See, generally, the Bylaws Amendments attached hereto as Exhibit 9 and incorporated herein by reference. The description of the Bylaws Amendments contained herein is qualified in its entirety by reference to such exhibit.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
-------   --------------------------------

     Exhibit 1 Joint Filing Agreement, dated February 9, 1996, between France Telecom and Deutsche Telecom AG relating to the filing of this joint Schedule 13D statement.

     Exhibit 2 Investment Agreement, dated as of July 31, 1995, as amended November 21, 1995, among Sprint Corporation, France Telecom and Deutsche Telekom AG.

     Exhibit 3 Registration Rights Agreement, dated January 31, 1996, among Sprint Corporation, France Telecom and Deutsche Telekom AG.

     Exhibit 4 Standstill Agreement, dated as of July 31, 1995, among Sprint Corporation, France Telecom and Deutsche Telekom AG.

                              Page 22 of 27 Pages

     Exhibit 5 Coordination Agreement, dated as of July 31, 1995, between France Telecom and Deutsche Telekom AG.

     Exhibit 6 Joint Venture Agreement, dated June 22, 1995, as amended January 31, 1996, among Sprint Corporation, Sprint Global Venture, Inc., France Telecom, Deutsche Telekom AG and Atlas Telecommunications SA.

     Exhibit 7 Stockholders' Agreement, dated January 31, 1996, among Sprint Corporation, France Telecom and Deutsche Telekom AG.

     Exhibit 8   Charter Amendments

     Exhibit 9   Bylaws Amendments

All material to be filed as exhibits to this Schedule 13D are enclosed herein.


                              Page 23 of 27 Pages

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  February 12, 1996                   DEUTSCHE TELEKOM AG


                                            By:  /s/ Joachim Kroeske
                                                 -----------------------------
                                            Title: Chief Financial Officer



                              Page 24 of 27 Pages

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  February 12, 1996                   FRANCE TELECOM


                                            By: /s/ H. Chaintreuil
                                               -----------------------------


                              Page 25 of 27 Pages

                                                                    Schedule I


            Directors and Executive Officers of Deutsche Telekom AG



I. Vorstand
-----------

Dr. Ron Sommer                              Lothar Holzwarth
Vorstandsvorsitzender                       Mitglied im Betriebsrat bei der
Deutsche Telekom AG                         Telekom Niederlassung 2 Stuttgart
Postfach 20 00                              Postfach 50 20 20

53105 Bonn                                  70369 Stuttgart


Detlef Buchal                               Dr. sc. techn. Dieter Hundt
Deutsche Telekom AG                         Geschaftsfuhrender Gesellschafter
Postfach 20 00                              Allgaier-Werker GmbH & Co. KG
                                            Postfach 40
53105 Bonn
                                            73062 Uhingen

Frerich Gorts
Vorstandsmitglied                           Dipl. Ing. Franz-Josef Klare
Deutsche Telekom AG                         Deutsche Postgewerkschaft
Postfach 20 00                              Lortzingstr. 13

53105 Bonn                                  48145 Munster


Dr. Hagen Hultzsch                          Bundesminster a.D.
Vorstandsmitglied                           Dr. Ing. Paul Kruger, MdB
Deutsche Telekom AG                         Bundeshaus
Postfach 20 00
                                            53113 Bonn
53105 Bonn

                                            Rolf-Dieter Leister
Dr. Joachim Kroske                          Vorsitzender des Aufsichtsrates
Vorstandsmitglied                           der Deutschen Telekom AG
Deutsche Telekom AG                         Postfach 20 00
Postfach 20 00
                                            53105 Bonn
53105 Bonn

                                            Dr. h.c. Andre Leysen
Dr. Herbert May                             Vorsitzender des Aufsichtsrats
Vorstandsmitglied                           der AGFA-GEVAERT
Deutsche Telekom AG                         Septe Straat 27
Postfach 20 00
                                            B-2640 Mortsel
53105 Bonn

                                            Michael Loffler
Dipl. Ing. Gerd Tenzer                      Stellvertr. Vorsitzender
Vorstandsmitglied                           des Betriebsrats
Deutsche Telekom AG                         Telekom Niederlassung Leipzig
Postfach 20 00                              Grimmaische Steinweg 9

53105 Bonn                                  04103 Leipzig


II. Aufsichtsrat                            Maud Pagel
----------------                            Stellvertr. Vorsitzende
                                            des Gesamtbetriebsrats
Veronika Altmeyer                           der Deutschen Telekom AG
stellvertr. Vorsitzende des Auf-            Friedrich-Ebert-Allee 140
sichtsrats der Deutschen Telekom AG
Deutsche Postgewerkschaft                   53113 Bonn
Postfach 71 02 38

60525 Frankfurt/M.                          Dr. Klaus Gotte
                                            Vorsitzender des Vorstands
                                            der MAN AG
Dipl. Ing.                                  Ungerer Str. 69
Paul Burkhart
Prasident der                               80805 Munchen
Direktion Telekom Stuttgart
Postfach 10 10 40
                                            Klaus Pleines
70009 Stuttgart                             Bezirksleiter der
                                            Deutschen Postgewerkschaft
                                            Bezirk Koblenz/Trier
Gert Becker                                 Postfach 405
Vorsitzender des Vorstands
der Degussa AG                              56004 Koblenz

60287 Frankfurt/M.
                                            Will Russ
                                            Bundesvorsitzender des Deutschen
Parlamentarischer Staatssekretar             Postverbandes
Rainer Funke. MdB                           Schaumburg-Lippe-Str. 5
Bundesministerium fur Justiz
Heinemannstr. 6                             53113 Bonn

53175 Bonn
                                            Ursula Steinke
                                            Mitglied im Betriebsrat
Hans Gimstein                               (SCZ)
Vorsitzender des Gesamtbetriebstrats        Bunsenstr. 29
der Deutschen Telekom AG
Friedrich-Ebert-Allee 140                   24145 Kiel

53113 Bonn
                                            Prof. Dr. h.c. Dieter Stolte
                                            Indendant des ZDF
Prof. Dr. Peter Glotz                       Postfach 40 40
Bundeshaus
                                            55100 Mainz
53113 Bonn


Dr. Gert Haller
Sprecher der Geschaftsfuhrung
der Wustenrot Holding GmbH
71630 Ludwigsburg


                              Page 26 of 27 Pages

                                                                   Schedule II

            Directors and Executive Officers of France Telekom


1. Highest ranking executives of France Telecom

Michel Bon                                  Mr. Francois GRAPPOTTE
President                                   President Directeur General de
Chairman                                    LEGRAND
                                            Societe LEGRAND
Charles Rozmaryn                            128, av. due Marcchal
Directeur General                           de Lattre -de- Tassigny
Chief Executive Officer                     87045 Limoges Cedex

Jean-Jacques Damlamian                      Mr. Yannick d'ESCATHA
Directeur Executif de la Branche            Administrateur General
Developpement                               du CEA
Group Executive                             CEA
                                            31-33, rue de la Federation
Jean-Yves Gouiffes                          75752 Paris Cedex 15
Directeur Executif de la Branche
Rescau                                      Mr. Marc LADREIT de LACHARRIERE
Group Executive                             President de FIMALAC
                                            FIMALAC
Jacques Champeaux                           97, rue de Lille
Directeur Executif de la Branche            75007 Paris
Enterprises
Group Executive                             Mr. Michel BON
                                            President de France Telecom
Jean-Francois Pontal
Directeur Executif da la Branche            Mr. Francis BRUN-BUISSON
Grand Public                                Chef du Service Juridique et
Group Executive                             Technique de l'Information
                                            Service Juridique et
2. Members of the Board of France Telecom   Technique de l'Information
                                            69, rue de Varenne
Mr. Pierre PEUCH                            75007 Paris
Employee of France Telecom
                                            Mr. Christophe BLANCHARD-DIGNAC
Mr. Jean-Francois DAVOUST                   Directeur du Budget
Employee of France Telecom                  Ministere des Finances
                                            Direction du Budget
Mrs. Monique MARTIN                         139 rue de Bercy
Employee of France Telecom                  75572 Paris Cedex 12

Mrs. Francine BAVAY                         Mr. Michel BLANGY
Employee of France Telecom                  Directeur General
                                            de l'Administration
Mr. Christophe AGUITON                      Ministere de l'Interieur
Employee of France Telecom                  1 Bis, place des Saussaics
                                            75800 Paris
Mr. Raymond DURAND
Employee of France Telecom                  Mr. Pierre LESTRADE
                                            Inspecteur General
Mr. Roland SAINT-CRIQ                       Ministere des Postes et
Employee of France Telecom                  Telecommunications
                                            et de l'Espacc
Mr. Gilles MORTIER                          Inspection Generale
Directeur de la Federation                  20, avenue de Segur
des Familles Rurales                        75700 Paris
Federation des Familles Rurales
7. Cite d'Antin                             Mr. Didier LOMBARD
75009 Paris                                 Directeur General
                                            Direction des Strategies
Mr. Eric HAYAT                              Industrielles
Directeur General Adjoint de                Ministere de l'Industrie
STERIA ct President de                      et du Commerce Exterieur
Syntec-Informatique
STERIA                                      Mr. Thierry AULAGNON
12, rue Paul Dautier                        Chef du Service des
78140 Velizy                                Financements et des
Syntec-Informatique                         participations
                                            Ministere des Finances
Mr. Simon NORA                              Direction du Tresor
Conseiller Banque Lehman
Brothers                                    Mr. Pierre POTIER
56, rue du Fg Saint Honore                  Directeur General
75008 Paris                                 de la recherche et de la
                                            Technologic
                                            Direction Generale
                                            de la Recherche et de la
                                            Technologic
                                            1, rue Descartes
                                            75231 Paris Cedex 05

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